MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) reviews the activities of First Point Minerals Corp. (“First Point”, or the “Company”) and compares the financial results for the third quarter and first nine months of 2004 with those of the corresponding periods in 2003. In order to gain a more complete understanding of First Point’s financial condition and results of operations, this MD&A should be read in conjunction with the financial statements and accompanying notes for the relevant periods, copies of which are filed on the SEDAR website.

First Point prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise noted.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of First Point is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward-looking information.

The forward-looking information is only made as of the date of this MD&A, November 25, 2004 (the “Report Date”)

1.             Overview

First Point was incorporated as a junior capital pool company in the province of Alberta on February 2, 1995 and established itself as a mineral exploration company in June 1996. The Company’s exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, principally in Honduras and Nicaragua, with interests in three mineral properties and several exploration projects in Central America. First Point is also doing reconnaissance exploration in Peru.

Effective January 16, 2004, First Point entered into an agreement (the “Shareholders Agreement”) with Menominee River Exploration Co. LLC, a Michigan limited liability company, (“MREC”) and certain individuals who are the shareholders of MREC for the purposes of advancing First Point’s Cedros property in Honduras and MREC’s Back Forty property in the Upper Peninsula of Michigan. A new company, Aquila Resources Corp. (“Aquila”), was formed under the Canada Business Corporations Act and First Point and MREC have contributed the Cedros and Back Forty properties, respectively, to Aquila. Aquila’s principal focus will be on zinc and copper deposits with commercially important gold and/or silver credits.

As consideration for First Point contributing the Cedros property to Aquila and providing management services to assist Aquila in completing an Initial Public Offering and obtaining a listing on a Canadian stock exchange, Aquila agreed to issue 2,215,569 of its common shares to First Point. The Company has placed a value of $775,420 on these shares. Of these shares, 1,000,000 have been placed in a special escrow pending the Honduras government transferring title to the Cedros property to Aquila and 1,215,569 shares are to be issued to First Point when Aquila’s shares begin to trade publicly. First Point also subscribed for 253,208 common shares at 0.35 per share. The Company’s aggregate shareholding in Aquila is 2,468,777 common shares, representing an ownership interest of approximately 17%, with an aggregate cost basis of $864,073. This is the amount shown on the balance sheet as the carrying value of First Point’s investment in Aquila.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2.             Results of Operations

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made. The Company has no producing properties, and no sales or revenues.

The net loss for the quarter ended September 30, 2004 was $179,828 (2003 - $157,916). There were significant increases in management fees, travel and promotion and wages and benefits as compared to the prior year’s third quarter. The increase in management fees results from having an increased portion of the services needed to manage the Company’s affairs provided under contractual arrangements rather than performed by employees. General exploration expenditures for the third quarter of 2004 of $56,619 (2003 - $127,051) were lower because the Company’s technical resources were directed at the Rio Luna project (where exploration expenditures were capitalized) instead of to general exploration, where such costs would have been expensed. Since a portion of certain head office expenses, including wages and benefits and office rent are allocated to the Company’s projects, based upon the amount of direct expenditures on such projects, in periods where general expenditures are lower, the amounts allocated are also lower, resulting in more of the costs remaining in expense categories such as wages and benefits, and rent.

For the nine months ended September 30, 2004, the net loss was $936,537 (2003 - $414,185). The largest component of the increase was the write-off of $361,216 of deferred exploration expenditures (2003 - $nil), being the difference between the carrying value of the Cedros property ($1,136,636 at December 31, 2003) and the $775,420 deemed value of the 2,215,569 Aquila common shares issuable to the Company as consideration for transferring the Cedros property to Aquila. There were also significant increases in management fees, wages and benefits, travel and promotion, and stock-based compensation expenses for the first nine months of 2004.

The consolidated statements of project and general exploration expenses for the nine months ended September 30, 2004 and 2003 on pages 3 and 4 following provide details on the nature of the Company’s exploration expenditures.

Nicaraguan operations:

The Company incurred gross expenditures on the Rio Luna property during the nine months of 2004 of $836,302 (2003 - $145,072).

First Point entered into an option to purchase agreement in December 2002 to acquire a 100% interest in the Rio Luna property. The option was exercised in the current quarter by the issuance of 60,000 common shares with a deemed value of $8,400 and a cash payment of US $10,000 to the optionee.

Geological reconnaissance and trenching on the property during 2003 identified 8.8 kilometers of strike length in several vein systems. Late in the first quarter of 2004, the Company started a drilling program on four areas: Balsamo, Balsamo East, Santa Rita and El Rodeo. A total of 28 holes totaling 2,400 meters of drilling were completed before the program had to be suspended early in the third quarter due to the onset of adverse weather conditions.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FIRST POINT MINERALS CORP.
STATEMENT OF PROJECT AND GENERAL EXPLORATION EXPENDITURES
NINE MONTHS ENDED SEPTEMBER 30, 2004

PROJECT EXPLORATION			GENERAL EXPLORATION			TOTAL
HONDURAS		NICARAGUA	BHP Billiton	Cent. & So. America	Other
Cacamuya	Cedros	Rio Luna

	$	$	$	$	$	$	$

BALANCE - December 31, 2003	1,973,594	1,136,636	238,743	-	-	-	3,348,973

Property Acquisition and Option Costs	126,830		21,155				147,985
Field - Community Relations	2,196	15	6,918	77			9,206
Field – Drilling			421,015				421,015
Field - Food & Accommodation	534	99	18,259	9,342	3,386	70	31,690
Field – Labour	13,037	53	45,536	29,845	5,822		94,291
Field - Office Rent & Communication	1,209	1,278	4,728	1,429	575		9,219
Field – Supplies	4	59	8,912	2,706	388		12,068
Field - Transportation & Freight	1,974	610	34,254	29,883	4,434		71,155
Field - Trenching					5,525		5,525
Assaying & Analysis			20,892	37,964	4,771		63,627
Computer Usage	190		3,120	1,340	1,650	480	6,780
Environmental & Reclamation	1,302		34				1,335
Geological & Technical Services			44,024	16,313	10,535		70,872
Legal & Accounting Fees	3,208	2166	2,698	7,060	178		15,310
Office Costs/Communications	37		21	214	5,378		5,651
Property Taxes	4,698		10,476	1,442	2,851		19,511
Salaries/Employee Benefits	5,803		79,854	38,957	56,917	15,927	197,457
Travel & Accommodation	630		8,513	3,107	3,411	83	15,743
General Administration	5,955	739	105,894	21,673	15,734	2,832	152,827
Recoverable Expenses		(5,061)		(52,936)			(58,101)

TOTAL EXPLORATION EXPENDITURES	167,607	0	836,302	148,416	121,555	19,392	1,293,271

WRITEOFF: GENERAL EXPLORATION				(148,416)	(121,555)	(19,392)	(289,362)
DEFERRED EXPLORATION		(1,136,636)					(1,136,636)

NET DEFERRED EXPLORATION	167,607	(1,136,636)	836,302	-	-	-	(132,727)

BALANCE – September 30, 2004	2,141,201	-	1,075,045	-	-	-	3,216,246

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FIRST POINT MINERALS CORP.
STATEMENT OF PROJECT AND GENERAL EXPLORATION EXPENDITURES
NINE MONTHS ENDED SEPTEMBER 30, 2003

PROJECT EXPLORATION				GENERAL EXPLORATION			TOTAL
HONDURAS		NICARAGUA		BHP Billiton	Cent. & So. America	Other
Cacamuya	Cedros	Rio Luna	El Chaparral

	$	$	$	$	$	$	$	$

BALANCE - December 31, 2002	1,584,214	1,126,110	28,362	-	-	-	-	2,738,686

Property Acquisition and Option Costs	11,370	2,273		498				14,141
Field - Community Relations			211	120	16			347
Field – Drilling	196,465							196,465
Field - Food & Accommodation	3,122		8,743	273	7,220	6,014	22	25,393
Field – Labour	27,799		29,576	75	6,534	328		64,312
Field - Office Rent CCCCCommunication	3,107	1,431	1,110	133	1,272	209		7,261
Field – Supplies	3,326		4,052	50	3,456	794		11,678
Field - Transportation & Freight	6,837		17,987	474	9,424	11,011		45,733
Field - Trenching			9,631					9,631
Assaying & Analysis	6,291		15,227	293	5,123	4,541		31,475
Computer Usage	1,710	30	1,243	110	1,790	2,980	930	8,793
Environmental & Reclamation	724		3,970					4,694
Geological & Technical Services	4,909		5,686	1,400	9,367	26,341		47,702
Legal & Accounting Fees	13		253	3,454				3,720
Office Costs/Communications	1,898		325		1,695	818	9	4,746
Property Taxes			8,431					8,431
Salaries/Employee Benefits	43,743	887	20,936	3,103	36,913	82,851	22,797	211,232
Travel & Accommodation	2,834		1,927		4,287	4,399	381	13,829
General Administration	36,907	286	15,762	1,156	10,616	17,100	2,942	84,770
Recoverable Expenses

TOTAL EXPLORATION	351,056	4,907	156,210	11,138	97,713	157,387	27,082	794,355

WRITEOFF: GENERAL EXPLORATION	-	-	-	-	(97,713)	(157,387)	(27,082)	(282,182)

NET DEFERRED EXPLORATION	351,056	4,907	156,210	11,138	-	-	-	512,173

BALANCE – September 30, 2003	1,935,270	1,131,017	184,572	11,138	-	-	-	3,250,859

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the latter stages of the program, drilling revealed the presence of a second vein in the Balsamo East target area, which is now believed to contain at least two major, moderate to steep south-dipping epithermal quartz breccia veins and stockwork zones. The best drill hole intersections consisted of 15.8 grams of gold per tonne (“g/t”) over 3.2 meters (including 0.3 meters grading 87.7 g/t) and 13.5 g/t over 5.2 meters (including 1.2 meters grading 57.6 g/t).

Drilling to follow-up on these intersections resumed late in the third quarter, after the rains began to abate and ground conditions improved. A total of five holes were drilled, of which four had been completed by the end of the Third Quarter. Although all holes encountered anomalous gold values, the drilling was unable to replicate the excellent results encountered in the two holes completed earlier. The best value was an intersection 0.3 meters in length in hole RL-32 that averaged 21.16 g/t.

Trenching continued throughout the rainy season, with encouraging results. The cumulative strike length of the vein systems delineated to the end of the current quarter now exceeds 12 kilometers, with several zones showing evidence of multiple parallel veins containing anomalous concentrations of gold. In addition, sampling of surface quartz vein float or boulders has demonstrated the presence locally of high concentrations of gold. The highest grade sample collected during the quarter was a float sample that assayed 250 g/t gold.

Trenching and surface mapping will continue throughout the Fourth Quarter.

Honduran operations:

First Point’s deferred exploration expenditures on the Cacamuya property during the first nine months of 2004 were $167,607 (2003 - $351,056). The 2004 expenditures consisted largely of the deemed value ($102,500) of 500,000 First Point shares issued to exercise the option to acquire a 60% interest in this property from Minera Battle Mountain Gold. The 2003 expenditures included $196,465 in drilling expenses. No drilling was done on this project during the first nine months of 2004, as the Company’s exploration personnel were deployed to work on the Rio Luna project and the BHP Billiton reconnaissance program during much of the period. As there was no drilling in the 2004 period, expenditures for field labour, salaries and benefits in this period were substantially lower than in the prior year’s comparative period. In addition, since general administration expenses are allocated to individual projects and general exploration activities on a prorata basis using total expenditures excluding G&A costs, the portion of general administration expenses allocated to Cacamuya for the nine months of 2004 was correspondingly lower, as compared to the amount allocated in the 2003 period.

BHP Billiton exploration and property option agreement:

The Company’s net expenditures under the BHP Billiton agreement during the first nine months of 2004 were $148,416 (2003 - $97,713). The amount shown for 2004 is net of $52,936 of recoverable expenses. Field work under the BHP Billiton agreement did not commence until the second quarter of 2003 and as a consequence, expenditures for the nine months ending September 30, 2003 were modest.

The original budget for the exploration program was US$200,000 and cumulative expenditures were US $201,642 through March 31, 2004, exclusive of a 7.5% management fee payable to the Company for acting as manager of the project. Subsequent to the end of the First Quarter of 2004, an additional US $75,200 of expenditures were authorized, with funding to be split 50/50 between BHP Billiton and the Company. The $52,936 of recoverable expenditures represents amounts recoverable from BHP for its share of the expenditures incurred through September 30, 2004 in excess of the originally authorized US

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$200,000. There were no recoverable expenses in the comparable 2003 period, inasmuch as the cumulative expenditures as at September 30, 2003 had not exceeded US $200,000.

Work to be performed with the additional funds will consist of prospecting, stream sediment sampling and mapping on several targets identified during the initial US $200,000 program.

Aquila Resources Corp.:

The Company vended the Cedros zinc-silver property in Honduras to Aquila Resources Corp. for 2,214,569 Aquila common shares, pursuant to an agreement effective January 16, 2004. The carrying value of the Cedros property on the Company’s books was $1,136,636, whereas the Aquila shares issuable in consideration of the transfer of the property had a deemed value of $775,420, resulting in a loss of $361,216 on the transaction. The Cedros property had been kept on a “care and maintenance” basis for the past several years, awaiting higher metal prices. The Company is of the view that shareholder value from this property would best be enhanced by transferring ownership to an entity focused on exploring and developing base metal properties.

Aquila also acquired the Back Forty zinc-gold deposit in Michigan, and intends to build, over time, a portfolio of base metal properties. Preliminary discussions have been held with prospective sources of financing for the purposes of funding an aggressive exploration program, directed primarily at advancing the Back Forty project.

The Back Forty is an advanced stage exploration project focusing on gold and massive sulfide targets. Early in 2002, drill testing of a geophysical anomaly resulted in the discovery of the LK massive sulfide zinc/gold deposit. Subsequent drilling in 2003 defined a potentially economic resource of zinc and gold rich massive sulfide mineralization, plus adjacent gold rich sections low in sulfides. The massive sulfide lenses show impressive widths and continuity. The potential to expand the three massive sulfide zones is excellent. The Main Zone massive sulfides remain open down plunge to the west, and ground geophysical surveys indicate probable extension in this direction for at least another 425 meters. The Tuff Zone massive sulfide is open at depth and along strike to the east, and has not been drilled along its surface projections where there is potential for enriched gossans similar to the East Zone. In addition there are impressive gold intercepts in a variety of host rocks peripheral to massive sulfide mineralization suggest strong potential for “gold only” style mineralization.

3.             Summary of Quarterly Results

The following tables summarize information derived from the Company’s financial statements for each of the eight most recently completed quarters:

		Quarter Ended:	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
		Year:	2004	2004	2004	2003	2003	2003	2003	2002

(a)	Net sales or total revenue
		($ 000s)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
(b)	Income (loss) from continuing operations:
	(i)	in total (000s)	$(178)	$(157)	$(259)	$(456)	$(155)	$(152)	$(107)	$(277)
	(ii)	per share(1)	$(0.01)	$(0.00)	$(0.00)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)
(c)	Net income or loss:
	(i)	in total (000s)	$(180)	$(144)	$(613)	$(456)	$(158)	$(154)	$(102)	$(278)
	(ii)	per share(1)	$(0.01)	$(0.00)	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)

(1) Fully diluted loss per share amounts have not been calculated as they would be anti-dilutive.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

4.             Liquidity and Capital Resources

First Point finances its activities primarily by the private placement of securities. There is no assurance that equity funding will be accessible to First Point at the times and in the amounts required to fund the Company’s activities, as there are many conditions that are beyond the ability of First Point to control that will have a bearing on the level of investor interest in purchasing the Company’s securities.

Debt financing has not been used to fund the Company’s property acquisitions and exploration activities and First Point has no current plans to use debt financing. The Company has no “stand-by” credit facilities, nor any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

Cash and Financial Conditions:

The Company’s cash position was $440,441 at September 30, 2004 ($1,869,354 at December 31, 2003).

The Company’s working capital was $421,896 at September 30, 2004 ($1,916,480 at December 31, 2003).

Investing Activities:

During the third quarter of 2004, the Company’s cash flow used for investing activities was $233,393 (2003 - $89,352). For the first nine months of 2004, cash flow used for investing activities was $1,763,652 (2003 - $521,712), of which $864,073 (2003 - $Nil) was the investment in Aquila, and $893,009 (2003 - $512,173) was for exploration expenditures that were deferred.

Financing Activities:

The Company had no financing activities in the third quarter of 2004 (2003 - $Nil). During the first nine months of 2004, the Company received $26,414 from the exercise of warrants. In the comparable 2003 period, a total of $236,210 was received from the exercise of options and warrants and the private placement with BHP Billiton.

In a non-cash transaction in the third quarter of 2004 the Company issued 60,000 shares with a deemed value of $8,400 and made a cash payment of US $10,000 in order to complete the exercise of an option to acquire a 100% interest in the Rio Luna property in Nicaragua.

Outlook:

It is anticipated that for the foreseeable future, First Point will rely on the equities markets to meet its financing needs. The Company will also consider entering into joint venture arrangements to advance its projects.

The Company has initiated discussions with several parties in respect of completing a financing to provide the working capital and funding for the Company’s activities in 2005.

Outstanding share data as at the Report Date:

First Point had 31,713,454 shares outstanding, or 37,872,454 shares on a fully diluted basis on the Report Date. There are 3,189,000 warrants outstanding with conversion prices of $0.30 to $0.62 per share that expire at various dates ranging to December 9, 2005. In addition, there are 2,950,000 stock options

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

outstanding under the Company’s incentive stock option plan. The stock options are exercisable at prices ranging from $0.19 to $0.55 per share, with expiry dates ranging to October 26, 2009. If the holders were to acquire all 6,159,000 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, the Company would receive an additional $2,118,430.

5.             Transactions with related parties

During the third quarter, First Point paid $32,152 (2003 - $6,400) to companies controlled by certain officers of the Company for management and administrative services.

These transactions were in the normal course of operations and were measured at the agreed amount, which was the amount of consideration established and agreed to with the related parties.